

Chris Deaner · 3rd

Co-Founder at Never Before Heard Sounds

Brooklyn, New York · 500+ connections · **Contact info**

Never Before Heard

 **The University of Te**

Experience

Co-Founder
Never Before Heard Sounds · Full-time
Sep 2019 – Present · 1 yr
Greater New York City Area



Founding Investor
Unitonomy
Sep 2019 – Present · 1 yr
Greater New York City Area



Chief Technology Officer
Dots
Jul 2014 – Sep 2019 · 5 yrs 3 mos
Greater New York City Area

Helping to build the tech that creates the games that people love to play.

Co-Founder
Tone No Tone
Oct 2013 – Oct 2016 · 3 yrs 1 mo
Greater New York City Area













Tone No Tone is a company that fuses music and technology. Our first product is Echo: A Musi Game, a unique music based puzzler. Echo was released online in late February 2014 and in th Apple App Store in March 2014. Responsibilities on Echo included game design, architecture design, UI design, product strategy, build system creation and management, and th …see mor

Engineering Manager / Project Lead

bMuse Agency
Jun 2013 – Jul 2014 · 1 yr 2 mos
Greater New York City Area

Projects include software prototypes that utilize EyeTracking hardware that will be embedded i the next generation tablets, a gesture tracking application using 3D Gesture Camera Technology and Unity 3D, Transformers: Battle Masters (also built with Unity 3D), among other smaller projects. Duties include leading the vision of the prototypes, working \ …see mor

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Education

The University of Texas

BA, History
1991 – 1995

Skills & Endorsements

JavaScript · 18

Endorsed by **Johnny Reading, who is highly skilled at this**

Endorsed by **5 of Chris' colleagues at Zy**

XML · 13

Endorsed by **4 of Chris' colleagues at Zynga**

HTML · 11

Endorsed by **3 of Chris' colleagues at Zynga**

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Recommendations

Received (1)   Given (0)



Joe Mordetsky
Engineering at Bloomberg LP

June 6, 2013, Chris worked with Joe in the same group

Chris is an amazing technologist with a knack for tearing int tough challenges, but he also has the rare attributes of emp and leadership, such that he inspires the people around hin understands developers (and people really) and what make them tick and as a result is one of the most effective ... **See**

